Pricing supplement no. 1113
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 111-I dated January 17, 2008

Registration Statement No. 333-130051
Dated March 26, 2008
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $50,000 (MSFT) Annual Review Notes due March 31, 2011 Linked to the Common Stock of a Single Reference Stock Issuer

General

- This pricing supplement relates to one (1) note offering. The notes are linked to one, and only one, Reference Stock.
- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three annual Review Dates, the closing price of the Reference Stock is at or above the Trigger Price applicable to that Review Date. If the notes are not automatically called, investors are protected at maturity against up to a 25% decline, as compared with the Initial Share Price, in the closing price of the Reference Stock on any day during the Monitoring Period. **However, if the notes are not automatically called and the closing price of the Reference Stock declines, as compared with the Initial Share Price, by more than 25% on any day during the Monitoring Period, you will receive, instead of the principal amount of your notes, a predetermined number of shares of the Reference Stock or, at our election, the Cash Value thereof.** Investors should be willing to lose some or all of their principal at maturity, to forgo the potential to participate in appreciation in the Reference Stock above the applicable call premium, to accept the risks of owning equities in general and the Reference Stock in particular, and to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.
- The first Review Date, and therefore the earliest call date, is April 7, 2009.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 31, 2011[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on March 26, 2008 and are expected to settle on or about March 31, 2008.

Key Terms

Automatic Call:	If the closing price of the Reference Stock on any Review Date is greater than or equal to the Trigger Price for that Review Date, the notes will be automatically called for a cash payment per $1,000 principal amount note that will vary depending on the applicable Review Date and call premium.
Trigger Price:	$28.57 initially, which is equal to 100% of the Initial Share Price as of the Pricing Date, divided by the Stock Adjustment Factor.
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus the applicable call premium specified in the table below.
Payment at Maturity:	If the notes are not automatically called and a mandatory redemption is not triggered, for each $1,000 principal amount note, you will receive $1,000 at maturity, *unless* on any day during the Monitoring Period, the **closing price** of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount. Under these circumstances, at maturity you will receive, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero**.
Knock-Out Buffer Amount:	**$7.1425, which is equal to 25% of the Initial Share Price, subject to adjustments.**
Monitoring Period:	The period from the Pricing Date to and including the final Review Date.
Physical Delivery Amount:	35.0018 of the Reference Stock per $1,000 principal amount note, which is the number of shares equal to $1,000 divided by the Initial Share Price, subject to adjustments.
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments.
Initial Share Price:	$28.57 initially, which is equal to the closing price of the Reference Stock on the Pricing Date, divided by the Stock Adjustment Factor.
Final Share Price:	The closing price of the Reference Stock on the Observation Date.
Stock Adjustment Factor:	1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 111-I for further information about these adjustments.
Review Dates[†]:	April 7, 2009 (first Review Date), March 25, 2010 (second Review Date) and March 28, 2011 (final Review Date)
Maturity Date[†]:	March 31, 2011

				Applicable Call Premium if Called on			
Reference Stock	Page Number	Ticker Symbol	Initial Share Price	First Review Date	Second Review Date	Final Review Date	CUSIP
Microsoft Corporation	PS-3	MSFT	$28.57	13.50%	27.00%	40.50%	48123MXU1

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Automatic Call" or "Description of Notes — Payment at Maturity," as applicable, in the accompanying product supplement no. 111-I.

Investing in the Annual Review Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 111-I and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$64.50	$935.50
Total	$50,000	$3,225	$46,775

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $64.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of approximately $35.00 per $1,000 principal amount note. The concessions of $35.00 include concessions allowed to selling dealers and concessions allowed to an arranging dealer. See "Underwriting" beginning on page PS-33 of the accompanying product supplement no. 111-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 26, 2008

Additional Terms Specific to the Notes

This pricing supplement relates to one (1) note offering. The purchaser of a note will acquire a security linked to the Reference Stock. While this note offering relates to only the Reference Stock identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to that Reference Stock or as to the suitability of an investment in the notes.

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 111-I dated January 17, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 7, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 111-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 111-I dated January 17, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208000314/e29866_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If the closing price of the Reference Stock is greater than or equal to the Trigger Price on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus the applicable Call Premium specified on the front cover of this pricing supplement.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC CALL FEATURE** — While the original term of the notes is just under three years, the notes will be called before maturity if the closing price of the Reference Stock is at or above the Trigger Price on a Review Date and you will be entitled to the applicable payment corresponding to that Review Date set forth on the cover of this pricing supplement.

- **LIMITED PROTECTION AGAINST LOSS** — If the notes are not automatically called, your return of principal at maturity is protected so long as the closing price of the Reference Stock does not decline, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount on any day during the Monitoring Period. **However, if the notes are not automatically called and the closing price of the Reference Stock on any day during the Monitoring Period has declined from the Initial Share Price by more than the Knock-Out Buffer Amount, you could lose the entire principal amount of your notes.**

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 111-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 111-I dated January 17, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not pay interest and may not return any of your investment. If the notes are not automatically called, the payment at maturity will depend on whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof). **The market value of those shares of the Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.**

- **LIMITED RETURN ON THE NOTES** — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Reference Stock, which may be significant. Because the closing price of the Reference Stock at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Reference Stock.

- **THE PROTECTION OFFERED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If the notes are not automatically called and, on any day during the Monitoring Period, the closing price of the Reference Stock declines below the Initial Share Price minus the Knock-Out Buffer Amount, you will be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price compared to the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Reference Stock subsequently recovers such that the Reference Stock closes at a level above the Initial Share Price minus the Knock-Out Buffer Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUER** — We are not affiliated with the issuer of the Reference Stock. We assume no responsibility for the adequacy of the information about the Reference Stock issuer contained in this pricing supplement or in product supplement no. 111-I. You should make your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer's public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, or upon an automatic call described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuer, including extending loans to, or making equity investments in, the Reference Stock issuer or providing advisory services to the Reference Stock issuer. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuer and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 111-I.

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on the Reference Stock issuer is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stock" beginning on page PS-13 of the accompanying product supplement no. 111-I for more information.

Microsoft Corporation ("Microsoft")

According to its publicly available filings with the SEC, Microsoft develops, manufactures, licenses, and supports a range of software products for computing devices, and provides consulting and product support services. Microsoft also sells video game consoles and games, digital music and entertainment devices, PC games and peripherals. The common stock of Microsoft, par value $0.00000625, is listed on The NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Microsoft in the accompanying product supplement no. 111-I. Microsoft's SEC file number is 000-14278.

Historical Information of the Common Stock of Microsoft

The following graph sets forth the historical performance of the common stock of Microsoft based on the weekly closing price (in U.S. dollars) of the common stock of Microsoft from January 3, 2003 through March 20, 2008. As the U.S. equity markets were closed on March 21, 2008, the closing price of the common stock of Microsoft was not available on March 21, 2008. The closing price of the common stock of Microsoft on March 26, 2008 was $28.57. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Microsoft has experienced significant fluctuations. The historical performance of the common stock of Microsoft should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Microsoft during the term of the notes. We cannot give you assurance that the performance of the common stock of Microsoft will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Microsoft will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Microsoft.



Examples of Hypothetical Payment upon an Automatic Call or at Maturity for Each $1,000 Principal Amount Note Linked to the Common Stock of Microsoft

The following table illustrates the hypothetical payments on the notes linked to the common stock of Microsoft upon an automatic call or at maturity for a range of movements in the Reference Stock as shown under the column "Reference Stock Appreciation/Depreciation at Review Date." The following table assumes a Trigger Price equal to the hypothetical Initial Share Price of $28.50 on each of the Review Dates and a Knock-Out Buffer Amount of $7.13, which is equal to 25% of the hypothetical Initial Share Price. The table reflects that the percentages used to calculate the call price applicable to the first, second and final Review Dates are 13.50%, 27.00% and 40.50%, respectively, regardless of the appreciation of the Reference Stock, which may be significant. For purposes of the table below, a "Knock-Out Event" occurs if the closing price of the Reference Stock declines from the Initial Share Price by more than the Knock-Out Buffer Amount on at least one day during the Monitoring Period. There will be only one payment on the notes, either upon an automatic call or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date (except, with respect to the final Review Date, any payment at maturity). The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Final Share Price	Reference Stock Appreciation/ Depreciation at Review Date	Total Payment if called at First Review Date	Total Payment if called at Second Review Date	Total Payment if called at Final Review Date or upon Maturity if Knock-Out Event Has Not Occurred	Total Payment if called at Final Review Date or upon Maturity if Knock-Out Event Has Occurred	Total Value of Payment if Knock-Out Event Has Occurred
$51.30	80.00%	$1,135.00	$1,270.00	$1,405.00	$1,405.00	$1,405.00
$48.45	70.00%	$1,135.00	$1,270.00	$1,405.00	$1,405.00	$1,405.00
$45.60	60.00%	$1,135.00	$1,270.00	$1,405.00	$1,405.00	$1,405.00
$42.75	50.00%	$1,135.00	$1,270.00	$1,405.00	$1,405.00	$1,405.00
$39.90	40.00%	$1,135.00	$1,270.00	$1,405.00	$1,405.00	$1,405.00
$37.05	30.00%	$1,135.00	$1,270.00	$1,405.00	$1,405.00	$1,405.00
$34.20	20.00%	$1,135.00	$1,270.00	$1,405.00	$1,405.00	$1,405.00
$32.78	15.00%	$1,135.00	$1,270.00	$1,405.00	$1,405.00	$1,405.00
$31.35	10.00%	$1,135.00	$1,270.00	$1,405.00	$1,405.00	$1,405.00
$29.93	5.00%	$1,135.00	$1,270.00	$1,405.00	$1,405.00	$1,405.00
$28.50	**0.00%**	**$1,135.00**	**$1,270.00**	**$1,405.00**	**$1,405.00**	**$1,405.00**
$27.08	-5.00%	N/A	N/A	**$1,000.00**	35 shares* (or Cash Value)	$950.18
$25.65	-10.00%	N/A	N/A	**$1,000.00**	35 shares* (or Cash Value)	$900.00
$24.23	-15.00%	N/A	N/A	**$1,000.00**	35 shares* (or Cash Value)	$850.18
$22.80	-20.00%	N/A	N/A	**$1,000.00**	35 shares* (or Cash Value)	$800.00
$21.38	-25.00%	N/A	N/A	**$1,000.00**	35 shares* (or Cash Value)	$750.18
$19.95	-30.00%	N/A	N/A	N/A	35 shares* (or Cash Value)	$700.00
$17.10	-40.00%	N/A	N/A	N/A	35 shares* (or Cash Value)	$600.00
$14.25	-50.00%	N/A	N/A	N/A	35 shares* (or Cash Value)	$500.00
$11.40	-60.00%	N/A	N/A	N/A	35 shares* (or Cash Value)	$400.00
$8.55	-70.00%	N/A	N/A	N/A	35 shares* (or Cash Value)	$300.00
$5.70	-80.00%	N/A	N/A	N/A	35 shares* (or Cash Value)	$200.00
$2.85	-90.00%	N/A	N/A	N/A	35 shares* (or Cash Value)	$100.00
$0.00	-100.00%	N/A	N/A	N/A	35 shares* (or Cash Value)	$0.00

*Plus a cash payment in lieu of fractional shares. Total value of payment shown in the table above includes the value of any fractional shares paid in cash.

The following examples illustrate how the total payments set forth in the table above are calculated.

Example 1: The closing price of the Reference Stock increases from the Initial Share Price of $28.50 to a closing price of $31.35 on the first Review Date. Because the closing price on the first Review Date of $31.35 is greater than the Trigger Price of $28.50, the notes are automatically called, and the investor receives a single payment of $1,135.00 per $1,000 principal amount note.

Example 2: The closing price of the Reference Stock decreases from the Initial Share Price of $28.50 to a closing price of $25.65 on the first Review Date, $24.23 on the second Review Date, and $21.38 on the final Review Date, and the closing price of the Reference Stock has not declined from the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock on each of the Review Dates ($25.65, $24.23 and $21.38) is less than the Trigger Price of $28.50, the notes are not automatically called. Because the closing price of the Reference Stock has not declined from the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The closing price of the Reference Stock decreases from the Initial Share Price of $28.50 to a closing price of $25.65 on the first Review Date, $24.23 on the second Review Date, and $22.80 on the final Review Date, and the closing price of the Reference Stock has declined from the Initial Share Price by more than the Knock-Out Buffer Amount on at least one day during the Monitoring Period. Because the closing price of the Reference Stock on each of the Review Dates ($25.65, $24.23 and $22.80) is less than the Trigger Price of $28.50, the notes are not automatically called. Because the closing price of the Reference Stock has declined from the Initial Share Price by more than the Knock-Out Buffer Amount on at least one day during the Monitoring Period, the investor receives the Physical Delivery Amount or, at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $22.80, the total value of the payment at maturity, whether in cash or shares of the Reference Stock, is $800.00.

Example 4: The closing price of the Reference Stock decreases from the Initial Share Price of $28.50 to a closing price of $24.23 on the first Review Date, $21.38 on the second Review Date, and $14.25 on the final Review Date. The closing price of the Reference Stock has not declined, as compared with the Initial Share Price, by more than the Knock-Out Buffer Amount on any day during the Monitoring Period prior to the final Review Date. However, the closing price of the Reference Stock on the final Review Date is $14.25, a decline of more than the Knock-Out Buffer Amount. Because the closing price on each of the Review Dates ($24.23, $21.38 and $14.25) is less than the Trigger Price of $28.50, the notes are not automatically called. Because the Final Share Price has declined from the Initial Share Price by more than the Knock-Out Buffer Amount, the investor receives the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $14.25, the total value of the payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

If the notes are not automatically called, the actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Knock-Out Buffer Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $28.57, the Knock-Out Buffer Amount was $7.1425 and the Physical Delivery Amount was 35.0018 shares of the Reference Stock, in each case subject to adjustments.